Filed by ICON plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: PRA Health Sciences, Inc.
(Commission File No. 001-36732)
Date: February 26, 2021

The following is a transcript of an interview which took place on Bloomberg Radio on February 26, 2021.

Bloomberg Radio Interview
Dr. Steve Cutler, ICON CEO
2.26.21
10:38 AM EST

LISA ABRAMOWICZ: Paul, I do think one emerging aspect of the pandemic is all the money and all the attention on the need for bio pharmaceutical investment as well as research. Joining us now is someone very much in the forefront of that, Dr. Steve Cutler, Chief Executive Officer of ICON plc, based in Dublin. Just to give you a sense, ICON had a tie-up with PRA Health Sciences. It was the largest health care transaction deal this year at $12 billion dollars. Both companies help basically run the clinical trials for drug makers and medical device developers that have been on the frontlines of some of these medical advancements. Dr. Cutler, thank you so much for being with us. Can you give us sense of just how much the pandemic has turbo-charged what really has been in the works for a while, which is investment in bio pharmaceutical development?

DR. CUTLER: Yeah, good morning, Paul, good morning, Lisa. The pandemic certainly has been obviously a tragic event, you know across our society, but there have been some silver linings at least for us and our business. And the way in which we run clinical trials now has fundamentally changed in terms of approval times, in terms of the types of technology we’re able to apply to run clinical trials. And quite frankly, in terms of the awareness of society of clinical trials and the benefits of clinical trials. We think that all plays into a very positive environment for our organization going forward, and hence one of the reasons that we’ve made this union with PRA.

PAUL SWEENEY: Okay, Doctor. This is a big deal for you guys. Period. It’s a big company as well. Talk to us about the real drivers, the strategic drivers, behind putting these two companies together here.

DR. CUTLER: Yeah, there’s a couple of them. Certainly, we’ve been competing with PRA for a number of years, now 20 or 30 years since we’ve been in existence. And they’ve been a very strong competitor. And a very good competitor over that time, and a very strong cultural fit. So, when you bring two large people-related businesses together the culture, the focus, the core values of the organizations are very important. We see a lot of similarities. We’ve made an assessment really over the last few years in terms of our other competitors, and the fit we had with PRA really brought them to the fore. In terms of the benefits and the advantages, there’s really a couple of them for us as a large organizer. We were six or seven or vice versa in terms of our league table in revenues. We now move as a combined organization to number two in the industry. So we are, and we’re number one in a number of the statements, so we are . . . we have the scale now to really deliver innovative solutions and creative solutions to our customers across the globe. We have the depth and the breadth of resources, and that’s very important in the clinical trials game, because we run trials all over the world in all sorts of different therapeutic areas. The other component is the technology side of things. As I’ve said, through the pandemic we’ve realized that applying the new technologies, the ability to access patient data remotely, and really to monitor patient data remotely in a confidential and private manner allows us to be much more efficient. And as we run those sort of trials and we run what we call more decentralized clinical trials where patients don’t have to go to a site, we can monitor patients at home. We have those sort of services, PRA brings a mobile health platform to that. We can offer a really compelling vision in that space for our customers and we can offer a much more efficient vision, I believe, going forward. And then finally, for our shareholders, there is significant value in this union, from an accretion point of view, from a long term revenue and a sustainable growth perspective.

LISA: Dr. Cutler, it’s been a real rotten 12 months for a lot of people around the world. And I’m trying to find silver linings every day for my children. And one of them that I try to lean upon is that perhaps we will get biopharmaceutical research that will cure the cold, or cure cancer, or cure all sorts of ailments that we have with us today. Do you see those kinds of seismic advancements that are made because of the money put behind biopharmaceutical research as result of the pandemic?

DR. CUTLER: I’m not sure we are going to cure cancer because of the pandemic…

LISA: Darn, I tried!

DR. CUTLER: I know! I think we are all very focused on that. That’s a very big part of our portfolio. What we have seen is a real focus on clinical trials and the ability to get clinical trials moving much faster in a much less bureaucratic fashion than we have seen in the past. What I’m seeing is that it will be much more efficient going forward in the way we run clinical trials. Whether they be decentralized, or the more traditional. And so what we see is our sponsors will have more opportunity to put more drugs through the pipeline. To have more shots on goal. And get pharmaceuticals and get good drugs to market. Whether they be cancer drugs, pandemic, vaccines or other drugs. That’s what we see. The pandemic has caused us to rethink the way we do things and know that we can do things in very different ways. We were involved in the large Pfizer BioNTech trial, that was one of our big studies, and we were able to get that done so much faster than we normally do with these clinical trials, and that really lays the groundwork, I think, for a very strong future in our business.

PAUL: Dr. Steve Cutler, thank you so much for joining us. We appreciate that. Dr. Steven Cutler. He is the Chief Executive Officer of ICON plc., they are based in Dublin. Just announced this week a big deal, the biggest healthcare transaction so far this year. ICON acquiring PRA Health Sciences, that is a company based in Raleigh, North Carolina. Total transaction value of $12 billion. And you know, Lisa, as Dr. Cutler mentioned, it was really great to see how quickly these tests and these trials were done.

LISA: I’ve got to say, can you tell where my mind’s at? I’m basically, “When is it done? When is it over? Can we end the pandemic?” I mean, how many times can I answer that question from my kids before I start passing it on to every guest that comes on. Especially, people on the front lines to know the answer.

PAUL: That’s where we all are. And the good news Lisa is that the metrics are really trending in the right direction, so that is certainly good news after a very difficult year.

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Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “ICON” and such terms as “the company,” “our,” “we,” “us” and “its” may refer to ICON public limited company, one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.